UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 20, 2021

PERSHING SQUARE TONTINE HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	001-39396	83-0930174
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

787 Eleventh Avenue, Ninth Floor

New York, NY 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 813-3700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PSTH	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $23.00	PSTH.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement.

Share Purchase Agreement

On June 20, 2021, Pershing Square Tontine Holdings, Ltd. (the “Company”), a Delaware corporation, and Vivendi S.E. (“Vivendi”), a European limited company (société européenne), entered into a Share Purchase Agreement (the “Share Purchase Agreement”), pursuant to which the Company will acquire from Vivendi a number of ordinary shares, par value €10 per share, representing approximately 10% of the share capital and voting rights, on a fully diluted basis, of Universal Music Group B.V. (“UMG”) (the “UMG Shares”), a private company with limited liability organized under the laws of the Netherlands (the “Share Purchase”), for a purchase price of $3,949,340,400.00 (the “Purchase Price”) in connection with Vivendi’s previously announced plans to list and admit to trading the shares in UMG on the regulated markets of Euronext Amsterdam N.V. and to distribute 60% of the share capital of UMG to Vivendi shareholders (the “Listing”), following which the UMG Shares will be distributed to the Company’s stockholders. The transactions contemplated by the Share Purchase Agreement, the Offers (as defined herein) and related matters are referred to collectively as the “Transactions”.

The Share Purchase Agreement contains customary representations and warranties of the parties thereto and customary covenants of Vivendi with respect to the operation of UMG’s business in the ordinary course during the period prior to the closing of the Share Purchase (the “Closing”). In addition, the Company covenants to commence (i) a redemption tender offer to holders of its Class A Common Stock to satisfy their redemption rights (the “Redemption Tender Offer”) and (ii) an exchange offer to exchange the Company’s outstanding Distributable Redeemable Warrants for shares of Class A Common Stock (the “Warrant Exchange Offer” and together with the Redemption Tender Offer, the “Offers”), as soon as practicable but in no case earlier than July 8, 2021 and in each case in accordance with the rules and regulations of the Securities Exchange Act of 1934, as amended.

The closing of the Share Purchase (the “Closing”), is subject to (i) a condition in favor of the Company, that the aggregate redemption price of all Class A Common Stock paid upon completion of the Redemption Tender Offer does not exceed $1 billion in the aggregate, (ii) a condition in favor of Vivendi that its shareholders approve the “Listing” at Vivendi’s General Shareholders’ Meeting convened for June 22, 2021 (the “Vivendi General Meeting”), (iii) a requirement that at and after giving effect to the Closing, the Company will hold at least $1 billion of cash and marketable securities and (iv) other customary closing conditions.

The Share Purchase Agreement includes customary termination provisions and may also be terminated by Vivendi if the Listing and related matters are not approved at the Vivendi General Meeting.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which the Company intends to file as an exhibit to a Current Report on Form 8-K on or about June 23, 2021.

Pershing Entities Letter

In connection with the Company’s entry into the Share Purchase Agreement, the Company, Pershing Square TH Sponsor, LLC (the “Sponsor”), the Company’s sponsor, funds affiliated with the Sponsor (the “Pershing Square Funds”, and the Company’s independent directors entered into a letter agreement (the “Pershing Entities Letter”). The Pershing Entities Letter provides that the parties thereto agree to certain matters and to take various actions including:

•

the Company and the Pershing Square Funds agreeing to amend and restate the Forward Purchase Agreement dated June 21, 2020 between the Company and the Pershing Square Funds (the “Forward Purchase Agreement”), the Pershing Square Funds fulfilling their pro rata share of their commitment to purchase $1.6 billion of Forward Purchase Units (as defined below) pursuant to the Forward Purchase Agreement (the “Pershing Square Funds Commitment”) and the treatment of the warrants issued as part of the Forward Purchase Units, whereby 1/3rd of such warrants will be exchanged for shares of Class A Common Stock at the same exchange ratio as in the Warrant Exchange Offer;

•

The company’s directors who are parties to Director Forward Purchase Agreements, dated July 21, 2020 (the “Director Forward Purchase Agreements”) agreeing to the treatment of the warrants issued as part of the units issuable pursuant to the Director Forward Purchase Agreements (which consist of one share of Class A Common Stock and one-third of one warrant at a price of $20.00 per unit), whereby 1/3rd of such warrants will be exchanged for shares of Class A Common Stock at the same exchange ratio as in the Warrant Exchange Offer;

•	the Company and the Sponsor entering into certain amendments to the Sponsor Warrant Agreement, dated July 21, 2020, between the Company and Continental Stock Transfer & Trust Company; and

•	the Company and its directors (excluding William A. Ackman) entering into amendments to the various director warrant agreements.

The foregoing description of the Pershing Entities Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Pershing Entities Letter, which the Company intends to file as an exhibit to a Current Report on Form 8-K on or about June 23, 2021.

Registration Rights Agreement

On June 20, 2021, in connection with the Company and Vivendi’s entry into the Share Purchase Agreement, the Company, the Sponsor and UMG entered into a Registration Rights Agreement (the “Registration Rights Agreement”) in order to provide for the filing of a registration statement with the SEC in respect of the distribution of UMG Shares (the “Distribution Registration Statement”) for purposes of the distribution of the UMG Shares to the Company’s stockholders (the “Distribution”) and certain related matters. The Registration Rights Agreement provides that beginning on the earlier of (i) the date on which Vivendi distributes the UMG ordinary shares held by to its shareholders and (ii) October 1, 2021, UMG shall prepare and, as promptly thereafter as practicable, file with the SEC the Registration Statement.

In addition, pursuant to the Registration Rights Agreement, UMG agrees to provide to the Company certain specified information regarding its business, financial condition and results of operations and financial statements as is reasonably necessary for the preparation and filing of the documents that will be used by the Company in connection with the Redemption Tender Offer and the Warrant Exchange Offer.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which the Company intends to file as an exhibit to a Current Report on Form 8-K on or about June 23, 2021.

Indemnification Agreement

On June 20, 2021, the Company and Vivendi entered into an Indemnification Agreement, pursuant to which the Company will provide a customary securities law indemnification to Vivendi and certain of if its affiliated persons in connection with the Distribution and the Offers (as defined below).

In addition to providing customary representations and warranties, pursuant to the Indemnification Agreement, the Company also represents and warrants that after giving effect to the Pershing Funds Commitment, the Company shall have $1.0 billion of cash and marketable securities (as defined under U.S. GAAP).

The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Indemnification Agreement, which the Company intends to file as an exhibit to a Current Report on Form 8-K on or about June 23, 2021.

The documents summarized in this Item 1.01 contain representations, warranties and covenants that the parties made to each other as of the dates of such documents or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the documents. These documents have been attached to provide investors with information regarding their terms and is not intended to provide any other factual information about the Company, Vivendi or UMG any of the other parties’ thereto, or any affiliates of the parties thereto.

In particular, the representations, warranties, covenants and agreements contained in the Share Purchase Agreement, which were made only for purposes of the Share Purchase Agreement and as of specific dates, were solely for the benefit of the parties to the Share Purchase Agreement, may be subject to limitations agreed upon by the contracting parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Share Purchase Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Share Purchase Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Share Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s, Vivendi’s or UMG’s public disclosures.

Item 8.01.	Other Events

In addition to the documents described under Item 1.01 of this Current Report on Form 8-K, certain other matters were addressed by the parties in connection with the execution of the Share Purchase Agreement:

•

The Pershing Square Funds have each agreed (severally but not jointly) to fulfill or cause to be fulfilled a purchase commitment for such fund’s pro rata share of $1.6 billion of units comprised of one share of Class A Common Stock and one-third of one warrant the (“Forward Purchase Units”), pursuant to the Forward Purchase Agreement. The Pershing Square Funds Commitment is comprised of $1.0 billion of Forward Purchase Units purchased in accordance with the “Committed Purchase” pursuant to the Forward Purchase Agreement which obligates the Pershing Square Funds to purchase $1.0 billion of Forward Purchase Units at or prior to the consummation of the Company’s initial business combination and $600 million of Forward Purchase Units purchased pursuant to the “Additional Purchase”, which provides that the Pershing Square Funds may elect to purchase up to $2.0 billion of additional Forward Purchase Units at or prior to the consummation of the Company’s initial business combination.

The Company also announced that it will be conducting the Redemption Tender Offer to satisfy their redemption rights and the Warrant Exchange Offer. The Warrant Exchange Offer will offer holders of the Company’s currently outstanding Distributable Redeemable Warrants the opportunity to exchange their Distributable Redeemable Warrants for shares of Class A Common Stock. The exchange ratio for the Warrant Exchange Offer will be determined based on (i) the volume-weighted average price of the Company’s Class A Common Stock during ten consecutive trading days prior to the launch of the Warrant Exchange Offer and (ii) row 1 of the cashless exercise redemption table that appears on page 166 of the final prospectus for the Company’s IPO, dated July 21, 2020.

The Share Purchase Agreement provides that the Offers will be commenced as soon as practicable but in no event earlier than July 8, 2021. The Offers will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each Offer.

On June 20, 2021 in connection with the announcement of the Transactions, the Company issued a Press Release discussing the Transactions and the Company also released a presentation (the “Transaction Overview”) which provides further detail regarding the Transactions and related matters. The Company also issued a Press Release regarding the release of the Transaction Overview. The Press Release, the Transaction Overview and the press release regarding the Transaction Overview are attached as Exhibits 99.1, 99.2 and 99.3 respectively and are incorporated by reference herein.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities.

The proposed Transactions described in this Current Report on Form 8-K have not yet commenced, may proceed on materially different terms and may not occur at all. This Current Report on Form 8-K is for informational purposes only. This Current Report on Form 8-K is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offers will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each Offer. The Company’s shareholders and warrant holders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. The Company’s shareholders and warrant holders will be able to obtain free copies of those materials as well as the other documents that the Company and Special Purpose Rights Acquisition Company (“SPARC”) will be filing with the SEC, which will contain important information about the Company, SPARC, the Offers and the proposed Transactions, at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions, including statements regarding the benefits of the Transactions, the anticipated timing of the proposed Transactions, the services offered by UMG and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed Transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of the Company’s securities, (ii) the risk that the proposed Transactions may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company, (iii) the failure to satisfy the conditions to the consummation of any aspect of the proposed Transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the proposed Transactions not occurring, (vi) the effect of the announcement or pendency of the proposed Transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against the Company, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed Transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed Transactions, (ix) the ability to maintain the listing of the Company’s securities on NYSE or list on Nasdaq, (x) the price of the Company’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed Transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transactions, and identify and realize additional opportunities, (xii) the number of shares of Class A Common Stock redeemed by the Company’s stockholders in the Redemption Tender Offer or the number of warrants exchanged and shares of Class A Common Stock issued in the Warrant Exchange Offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the Distribution and the SPARC rights offering that will be filed with the SEC in respect of the proposed Transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that the Company will achieve its expectations or that the proposed Transactions will occur at all. The inclusion of any statement in this Current Report on Form 8-K does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Press Release, dated June 20 2021

99.2	Transaction Overview Presentation, dated June 20 2021

99.3	Transaction Overview Press Release, dated June 20 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PERSHING SQUARE TONTINE HOLDINGS, LTD.

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Chief Executive Officer, Chairman of the Board of Directors

Dated: June 21, 2021

Exhibit 99.1

Pershing Square Tontine Holdings, Ltd. (“PSTH”) to Acquire 10% of the Ordinary Shares of Universal Music Group (“UMG”) from Vivendi S.E. for Approximately $4 billion, Representing an Enterprise Value of €35 Billion

UMG Shares to be Distributed to PSTH Shareholders Later this Year

PSTH to Remain a Publicly Traded Company “RemainCo” with Approximately $1.5 billion of Cash and Access to an Additional $1.4 billion Through Forward Purchase Agreements After the Distribution of UMG Shares

RemainCo Will Seek to Combine with a Private Operating Company

Pershing Square SPARC Holdings, Ltd. (“SPARC”) Will Distribute

SPARC Warrants to PSTH Shareholders

June 20, 2021 02:00 PM Eastern Daylight Time

NEW YORK — Pershing Square Tontine Holdings, Ltd. (NYSE:PSTH) (“PSTH”), a special purpose acquisition company, announced today that it had entered into a definitive agreement with Vivendi S.E. (“Vivendi”) to acquire 10% of the outstanding Ordinary Shares of Universal Music Group B.V. (“UMG”) for approximately $4 billion.

Later this year, after Vivendi completes the previously announced separation from and listing of UMG on Euronext Amsterdam, the acquired UMG shares will be distributed to PSTH shareholders.

PSTH will continue to exist following these transactions (the “Transactions”) and expects to have approximately $1.5 billion in cash and access to an additional $1.4 billion in cash through forward purchase agreements. PSTH intends to pursue a business combination with an operating business promptly.

UMG and PSTH Presentations

A 22-minute, live-streamed video presentation prepared by Universal Music Group for PSTH shareholders about the company will be available on Wednesday, June 23 at 8:15am EDT. The video will be livestreamed once and will not be available to watch thereafter. We therefore encourage PSTH shareholders to access the site before the video begins at 8:15am EDT. The live stream will be accessible here. A transcript of the video will be made available on the Universal Music Group website following the live stream.

Following the UMG video presentation, on the same Wednesday, June 23rd, at 9:00am EDT the Pershing Square investment team will make a detailed presentation about UMG and the Transactions, and answer questions. The PSTH presentation is open to investors and the general public. The live stream of the presentation will be available at www.PSTontine.com, and will be simulcast in French, Japanese, Mandarin, Cantonese, German, Italian, Spanish, Portuguese, Arabic, and Russian, made possible by KUDO. Please email your questions to ir@persq.com in advance or during the presentation. To address any questions that we do not have an opportunity to answer during the presentation, we will shortly thereafter distribute a detailed FAQ on our website at www.PSTontine.com.

UMG Overview

Universal Music Group (“UMG”) www.universalmusic.com is the world leader in music-based entertainment, with a broad array of businesses engaged in recorded music, music publishing, merchandising, and audiovisual content in more than 60 countries. Featuring the most comprehensive catalog of recordings and songs across every musical genre, UMG identifies and develops artists and produces and distributes the most critically acclaimed and commercially successful music in the world. Committed to artistry, innovation and entrepreneurship, UMG fosters the development of services, platforms and business models in order to broaden artistic and commercial opportunities for its artists, and create new experiences for fans.

UMG has the following strategic attributes and competitive advantages:

•	The industry leader in a stable competitive environment

•	Iconic world-class management team

•	Massive and growing total addressable market. Everyone loves music!

•	Global consumer adoption of streaming will generate many years of high growth

•	Irreplaceable owned IP and must-have content

•	Predictable, recurring revenue streams that require minimal capital despite high growth

•	Significant fixed-cost expense base allowing for long-term margin expansion

•	Minimal net financial leverage

•	UMG will be the only uncontrolled, pure-play major music content company

•	UMG will have an independent, high quality board of directors

UMG’s unique and attractive business characteristics combined with its operational excellence have resulted in industry-leading financial performance:

•	Leading global recorded music market share (32%) and representation of all of the top 10 leading global artists

•	Organic revenue growth in excess of 10% in recent years, and 5% in 2020 despite the significant negative impact of COVID-19

•	Robust revenue growth underpinned by consumer adoption of streaming, which is growing at a high-teens rate annually and is now the majority of UMG’s revenue

•	Organic (constant-currency) operating profit growth of more than 20% per annum since 2017 due to strong revenue growth and margin expansion

•	Consensus analyst estimated revenue of €8.0 billion and operating profit of €1.5 billion for 2021, reflecting a 19% operating profit margin

Universal Music Group is currently a Vivendi company, but it will become an independent publicly traded company in Q3 2021.

The Transactions

There are only three fundamental elements to the Transactions:

(1)	PSTH will buy 10% of the outstanding Ordinary Shares of UMG and thereafter these shares will be distributed to PSTH shareholders.

(2)

Following the UMG distribution, PSTH shareholders will continue to own shares in PSTH (“RemainCo”), which will continue to exist, with approximately $1.5 billion in cash and access to an additional $1.4 billion of cash through forward purchase agreements.

(3)

A new company (“SPARC”) will issue warrants (the “SPARC Warrants”) to PSTH’s shareholders. The SPARC Warrants are expected to trade on the NYSE or Nasdaq, and will allow holders to subscribe for SPARC shares once SPARC finds its initial business combination partner.

To accomplish the Transactions, some additional steps must first take place. To explain these steps as clearly as possible, we are providing the following resources:

•	the background to our transaction with UMG under the heading “Transaction Background”;

•	a short summary that describes the Transactions from start to finish under the heading “Transactions Summary”;

•

additional information on aspects of the Transactions under the heading “Additional Information.” To help highlight where additional detail is provided in the Transactions Summary we have included notes (like this1) which match the numbering in the Additional Information section; and

•	a presentation further describing the transactions, which can be found here.

And as previously mentioned, we will be making a detailed investor presentation describing UMG and the Transactions on June 23rd beginning with a 22-minute UMG video at 8:15am EDT, and a presentation by members of the Pershing Square investment team at 9:00am EDT.

Transactions Background

During the course of our negotiations with Vivendi, it became clear that various tax, legal and other strategic considerations precluded Vivendi from entering into a “traditional” de-SPAC merger transaction, and from selling more than 10% of UMG.

Even with the additional complexity, time, legal, and other costs that these constraints created, we were convinced that the opportunity to acquire such an extraordinary business was the best option for our shareholders.

Fundamental to that decision was the fact that the UMG transaction on its own provides all of the same benefits and protections to our shareholders that they would have received in a more traditionally structured de-SPAC merger and share distribution.

Transactions Summary

(1)	Acquisition of 10% of UMG

On June 20, 2021, PSTH agreed to acquire 10% of the Ordinary Shares of UMG (the “UMG shares”).

In our IPO, we promised our shareholders the right to redeem their shares after a deal was announced. To fulfill that promise, we are planning to launch a Redemption Tender Offer1 in early July. We expect it to close during Q3 2021.

We also intend to offer holders of our currently outstanding Distributable Redeemable Warrants the opportunity to exchange their Distributable Redeemable Warrants for PSTH common shares through a Warrant Exchange Offer, which will enable exchanging warrant holders to participate along with other PSTH shareholders in the Transactions.3 The Warrant Exchange Offer is expected to launch in the coming weeks and close shortly after the closing of the Redemption Tender Offer, but before the Distribution by PSTH of the UMG shares.

Holders of PSTH shares on a record date4 shortly after the closing of the Redemption Tender Offer (and before the closing of the Warrant Exchange Offer) will receive a pro-rata allocation of our 2/9ths Distributable Tontine Redeemable Warrants.5 The Distributable Tontine Redeemable Warrants will not be eligible to participate in the Warrant Exchange Offer.

Following completion of the Redemption Tender Offer and the Warrant Exchange Offer, the Pershing Square Funds will exercise approximately $1.6 billion of the Forward Purchase Agreements. As a result, following the closing of PSTH’s acquisition of UMG shares, RemainCo will have approximately $1.5 billion in cash, assuming no more than negligible participation by shareholders in the Redemption Tender Offer.7

Once that funding is complete, we will complete the UMG acquisition. We expect that to happen in Q3 2021.

Next, UMG will complete its Euronext Amsterdam listing, and, in late September, Vivendi will distribute UMG Ordinary Shares representing up to 60% of the outstanding UMG shares to its shareholders. Following that distribution, UMG will begin the process of registering the UMG shares acquired by PSTH with the Securities and Exchange Commission (the “SEC”) so that they can be distributed to our shareholders.8

Promptly following the completion of the listing and the effectiveness of the registration statement, the UMG shares acquired by PSTH will be distributed to our shareholders (the “Distribution”).

Holders of PSTH shares on a record date after the closing of the Warrant Exchange Offer will be eligible to participate in the Distribution. Further details on the timing of that record date will be included in the documents we will provide in respect of the Redemption Tender Offer.

Neither the Sponsor Warrants nor the Director Warrants will become warrants in UMG, and they will therefore not result in any dilution to UMG. Unlike typical de-SPAC business combinations, UMG will have no dilutive securities outstanding following its listing and our purchase of the UMG shares.

(2)	RemainCo

After the UMG shares are distributed to our shareholders, PSTH will continue to exist. It will not disappear into UMG and it will not liquidate. For the purpose of this transaction description, we refer to PSTH following the Distribution of the UMG shares as “RemainCo,” but it will be the same corporate entity and it will continue to be named Pershing Square Tontine Holdings, Ltd. after the UMG distribution.

RemainCo will have the following features:

•

Objective: RemainCo’s next deal will be a more traditional de-SPAC business combination, and therefore it will not acquire minority share ownership in a company by means of a share purchase transaction. We have already begun to identify that business combination partner and will work expeditiously, but do not expect to enter into a definitive agreement regarding a business combination before the Redemption Tender Offer is completed.

•	Capitalization:

•	RemainCo will have (i) approximately $1.5 billion in cash and (ii) access to an additional $1.4 billion of cash through optional Forward Purchase Agreements with the Pershing Square Funds.

•	RemainCo will undertake a 1:4 reverse stock split so that our cash net assets per share will be approximately $22.

•	Not a SPAC: RemainCo will no longer be a SPAC because PSTH will have completed its initial business combination transaction.

•

Indemnity to Vivendi: PSTH has entered into an agreement to indemnify Vivendi and certain of its related parties in connection with the Redemption Tender Offer, the Warrant Exchange Offer, and the Distribution and a related registration statement.

(3)	SPARC

An affiliate of our Sponsor has sponsored an entity known as Pershing Square SPARC Holdings, Ltd. (“SPARC”). SPARC is a Cayman Islands exempted company.

While SPARC is an acquisition company, it is not a conventional SPAC. Unlike a conventional SPAC, SPARC does not intend to raise capital through an underwritten IPO in which investors commit capital upfront – before knowing the company with which it will combine.

Instead, SPARC intends to issue warrants for no consideration to PSTH shareholders which will be exercisable for common shares at a price of $20.00 per share (“SPARC Warrants”). SPARC Warrants can only be exercised after SPARC enters into a definitive agreement for its initial business combination. SPARC expects that the SPARC Warrants will trade on the NYSE or Nasdaq.

SPARC’s Structural Advantages

SPARC’s structure has been designed to allow SPARC warrant holders to avoid incurring the opportunity cost of capital of a typical SPAC, as the SPARC Warrants will not be exercisable, and holders will not purchase and pay for shares in SPARC, until a definitive agreement has been signed. SPARC and its Sponsor will also benefit by not experiencing the potentially reduced negotiating leverage and time pressure associated with the typical two-year SPAC commitment period.

SPARC will not have any shareholder warrants outstanding following its business combination, nor is it expected to incur any underwriting costs.

SPARC common stock will become publicly traded only after a business combination partner has been identified, a definitive agreement has been fully executed, and the SPARC Warrants have been exercised.

SPARC Warrants

SPARC Warrants will be distributed to PSTH shareholders on a record date shortly following the completion of the Redemption Tender Offer and Warrant Exchange Offer. SPARC Warrants will only be exercisable after a definitive agreement for a business combination has been signed and after the SEC has declared effective the registration statement covering the exercise of the SPARC Warrants.

Warrant holders who elect to exercise their SPARC Warrants will also have oversubscription rights (i.e. the right to exercise a proportionally greater amount of SPARC Warrants to the extent that other holders of SPARC Warrants do not exercise their SPARC Warrants).

SPARC Will Have Access to Up to $10.6 Billion for its Business Combination

SPARC is expected to enter into forward purchase agreements with affiliates of SPARC’s sponsor, the Pershing Square Funds and an affiliated entity, for a minimum investment of $1 billion, and up to $5 billion, subject to increase with the consent of SPARC’s board.

Assuming all of the SPARC Warrants are exercised, SPARC will have a minimum of $6.6 billion of cash and access to up to $10.6 billion to consummate a transaction.

SPARC Sponsor Convertible Preferred Shares

SPARC’s Sponsor is expected to purchase preferred shares convertible into 4.95% of the outstanding shares of the post-combination entity on a fully diluted basis. These shares will be convertible at a conversion price of $24.00 and solely on a net settlement basis, which means that the Sponsor will receive, on conversion, shares of the post-combination company with a value equal to the market value in excess of $24.00 per share of 4.95% of the fully diluted shares of the post-combination company.

SPARC to File a Registration Statement with the SEC Shortly

SPARC has not yet filed a registration statement with the SEC, but will do so on a confidential basis shortly. SPARC expects to commence the distribution of SPARC Warrants to PSTH shareholders following the SEC review process, and the completion of PSTH’s Warrant Exchange Offer and Redemption Tender Offer.

The SPARC Warrant distribution remains subject to SEC and stock exchange review, and will take place only once a registration statement has been declared effective by the SEC under the Securities Act of 1933. No assurance can be given that SPARC will be ultimately effectuated on the above outlined terms or at all.

Additional Information

1.	The Redemption Tender Offer

As PSTH is not holding a shareholder vote,2 we will provide our shareholders with the opportunity to exercise their redemption rights through a tender offer (the “Redemption Tender Offer”). The Redemption Tender Offer is an alternative available to us under our organizational documents which was described in the prospectus for our IPO.

The per-share price we will offer in the Redemption Tender Offer will be the amount per share held in PSTH’s trust account (slightly more than PSTH’s IPO price of $20.00 per share, including interest earned, net of any taxes, since our IPO).

The Redemption Tender Offer will be open for at least 20 business days and will otherwise comply with applicable law.

2.	Why is PSTH not Seeking Shareholder Approval for the Transactions?

Shareholder approval is not required for any aspect of the Transactions under applicable law or the rules of the New York Stock Exchange.

The prospectus for our IPO contemplated that we may not hold a shareholder vote, in which event we would provide shareholders with the opportunity to redeem their shares through a tender offer. The Redemption Tender Offer can be completed more quickly and with greater certainty of execution than a shareholder vote, thereby reducing the conditionality of the Transactions.

3.	The Warrant Exchange Offer

Since PSTH is not combining with UMG, PSTH’s Distributable Redeemable Warrants will not become exercisable for shares in a combined operating company as would be typical in SPAC transactions.

To provide appropriate treatment for the Distributable Redeemable Warrants in this situation, PSTH has decided to grant our warrant holders the opportunity to exchange their Distributable Redeemable Warrants for shares of PSTH common stock (the “Warrant Exchange Offer”).

The exchange ratio for the Warrant Exchange Offer will be determined based on the first row of the cashless exercise redemption table that appears on page 166 of our IPO prospectus. This is the same treatment which the Distributable Redeemable Warrants would receive if they were cashless exercised in relation to a redemption following our initial business combination. In determining the correct column to use in that table, we will deem the fair market value of our Class A Common Stock to be the volume-weighted average price of PSTH stock during ten trading days prior to the date of the launch of the offer, and the remaining term of the warrants to be 60 months.

The shares of PSTH common stock issued pursuant to the Warrant Exchange Offer are expected to be exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933.

4.	What is a Record Date?

Record dates are important in the Transactions.

When a company is making a distribution to its shareholders (like a dividend), it will set a certain date (the record date) on which you must hold a share in order to be entitled to receive the distribution. The date the distribution is actually made (sometimes referred to as a payment date) is normally a day or more after the record date.

For example, we will set a record date following the closing of the Redemption Tender Offer, and before the closing of the Warrant Exchange Offer for the distribution of our 2/9ths Distributable Tontine Redeemable Warrants. If you hold a share on that record date, you will receive your proportion of the Distributable Tontine Redeemable Warrants when we actually distribute them after the Warrant Exchange Offer closes.

We will tell you in advance and remind you when each record date and payment date is going to be.

5.	44,444,444 Distributable Tontine Redeemable Warrants and Untendered Distributable Redeemable Warrants

We will issue our 2/9ths Distributable Tontine Redeemable Warrants (44,444,444 warrants in total) on a pro-rata basis to our holders of record on a date shortly after we close the Redemption Tender Offer, but before we close the Warrant Exchange Offer.

We have chosen that timing because our organizational documents contemplate that the 2/9ths Distributable Tontine Redeemable Warrants would be shared only among existing shareholders, and not among the holders of our public warrants who would become shareholders through the Warrant Exchange Offer.

The Distributable Tontine Redeemable Warrants will not be issued until after we close the Warrant Exchange Offer, so they cannot be exchanged as part of that offer.

The 44,444,444 Distributable Tontine Redeemable Warrants we will distribute, along with any of the 22,222,222 currently outstanding Distributable Redeemable Warrants that are not exchanged in the Warrant Exchange Offer, will remain outstanding with a strike price adjusted to take into account the Distribution of UMG shares.

6.	SPARC Warrants

Please see the section entitled “(3) SPARC” under “Transactions Summary” above for a description of the SPARC Warrants.

7.	Forward Purchase Agreements

Shortly before we acquire the UMG shares, the Pershing Square Funds will purchase PSTH units pursuant to the Forward Purchase Agreements we entered into at the time of our IPO. As in the IPO, the purchase price for each unit is $20 and consists of one share and one-third of a warrant. The number of units purchased will depend on the amount needed to ensure that PSTH has at least $1.0 billion in cash and marketable securities remaining following the completion of the Redemption Tender Offer and the closing of the purchase of the UMG shares, pursuant to the terms of our agreement with Vivendi.

One-third of the warrants issued on exercise of the Forward Purchase Agreements (analogous to the 22,222,222 Distributable Redeemable Warrants currently outstanding) will be exchanged for shares at the same exchange ratio that was used in the Warrant Tender Offer.

The shares issued on exercise of the Forward Purchase Agreements (and the shares issued on exchange of 1/3rd of the warrants) will also be deemed to have been outstanding on the record date we use to determine the shareholders eligible to participate in the Distribution.

The treatment described in the two paragraphs above places the Pershing Square Fund in the same position in respect of the units issued thereunder as an investor who acquired a unit in PSTH’s IPO and participated in the Warrant Exchange Offer.

Following its exercise, the Forward Purchase Agreements will be amended to provide that the approximately $1.4 billion unused portion of the Forward Purchase Agreement will be made available at the option of the Pershing Square Funds to RemainCo to be used in connection with RemainCo’s acquisition of an operating business. The RemainCo Forward Purchase Agreement, if funded, will occur at a per-share price equal to our net asset value per share at the time RemainCo completes its future business combination with an operating business.

8.	What is a registered distribution?

A registered distribution is a transaction in which shares are transferred pursuant to an effective registration statement filed with the SEC.

The distribution of UMG shares to our shareholders will be made pursuant to an effective registration statement which UMG is required to file pursuant to a Registration Rights Agreement between PSTH and UMG.

9.	Director and Sponsor Warrants

The Sponsor Warrants will not be exercised or otherwise participate in the Transactions. Instead, they will remain in place, but the exercise price will be adjusted to equal 120% of RemainCo’s net asset value immediately prior to the time it completes its business combination with an operating business.

The Director Warrants will not be exercised in connection with the Transactions. Instead, (i) the holders of the Director Warrants will receive shares in PSTH in exchange for 72% of the fair market value of the Director Warrants (as determined by a third-party valuation firm), to compensate for the fact that they will not participate in the Transactions as originally envisioned, (ii) such shares will participate in the Distribution and (iii) the remaining 28% of the value of the Director Warrants will remain in place with their exercise price adjusted in the same manner as the exercise price of the Sponsor Warrants as explained above.

Conditions to the Transactions

The closing of PSTH’s purchase of the UMG shares, which has been approved by the boards of directors of both PSTH and Vivendi, is subject to (i) a condition in favor of PSTH, that the aggregate redemption price of all Class A Common Stock paid upon completion of the Redemption Tender Offer does not exceed $1 billion in the aggregate, (ii) a condition in favor of Vivendi that its shareholders approve Vivendi’s distribution of 60% of UMG’s share capital and the admission to trading of UMG’s ordinary shares on the regulated markets of Euronext Amsterdam at Vivendi’s General Shareholders’ Meeting convened for June 22, 2021, (iii) a requirement that PSTH certifies to Vivendi that RemainCo will hold at least $1 billion of cash and marketable securities following the Redemption Tender Offer and closing of the purchase of the UMG shares and (iv) other customary closing conditions.

The closing of the Offers will be subject to the closing conditions set out in the applicable Offer document.

The Distribution of UMG shares is subject to a registration statement covering the Distribution having been declared effective by the SEC under the Securities Act of 1933.

Advisors

Perella Weinberg Partners acted as exclusive financial advisor to the PSTH Board of Directors.

Sullivan & Cromwell LLP and Cadwalader, Wickersham & Taft LLP, acted as legal advisors to PSTH.

Cabinet Bompoint and Cleary Gottlieb Steen & Hamilton LLP acted as legal advisors to Vivendi.

Freshfields Bruckhaus Deringer LLP acted as legal advisor to UMG.

About Pershing Square Tontine Holdings, Ltd.

Pershing Square Tontine Holdings, Ltd., a Delaware corporation, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a private company. PSTH is sponsored by Pershing Square TH Sponsor, LLC (the “Sponsor”), an affiliate of Pershing Square Capital Management, L.P., a registered investment advisor with approximately $14 billion of assets under management. www.PSTontine.com

Important Additional Information and Where to Find It

This press release does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities.

The proposed Transactions described in this press release have not yet commenced, may proceed on materially different terms and may not occur at all. This communication is for informational purposes only. This communication is not a recommendation to buy, sell or exchange any securities, and it is neither an offer to purchase nor a solicitation of an offer to sell securities. The Redemption Tender Offer and the Warrant Exchange Offer (together, the “Offers”) will only be made pursuant to offers to purchase or exchange, letters of transmittal and related materials that will be filed with the applicable Schedule TO on the commencement date of each Offer. PSTH shareholders and warrant holders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the Offers. PSTH shareholders and warrant holders will be able to obtain free copies of those materials as well as the other documents that PSTH and SPARC will be filing with the SEC, which will contain important information about PSTH, SPARC, the Offers and the proposed Transactions, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions, including statements regarding the benefits of the Transactions, the anticipated timing of the proposed Transactions, the services offered by UMG and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including but not limited to: (i) the risk that the proposed Transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from those described herein, which may adversely affect the price of PSTH’s securities, (ii) the risk that the proposed Transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consummation of any aspect of the proposed Transactions, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the proposed Transactions not occurring, (vi) the effect of the announcement or pendency of the proposed Transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed Transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed Transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE or list on Nasdaq, (x) the price of PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors, changes in laws and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed Transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transactions, and identify and realize additional opportunities, (xii) the amount of PSTH shares redeemed by PSTH’s public shareholders in the Redemption Tender Offer or the number of warrants exchanged and PSTH shares issued in the Warrant Exchange Offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, when they become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchange imposing conditions that would prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statements for the Distribution and the SPARC rights offering that will be filed with the SEC in respect of the proposed Transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. PSTH does not give any assurance that PSTH will achieve its expectations or that the proposed Transactions will occur at all. The inclusion of any statement in this press release does not constitute an admission by PSTH or any other person that the events or circumstances described in such statement are material.

Media Contact:

Fran McGill

212-909-2455

McGill@persq.com

Exhibit 99.2 Transaction Overview June 20, 2021Exhibit 99.2 Transaction Overview June 20, 2021

Summary Transaction OverviewSummary Transaction Overview

We Set Out to Accomplish the Following Pershing Square Tontine Holdings, Ltd., a Delaware corporation, is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We intend to pursue merger opportunities with private, large capitalization, high-quality, growth companies where our ownership in the merged company would generally represent a minority of shares outstanding at the time of the merger. We believe the price at which we can acquire a minority interest in a large, high-quality business is substantially lower than the price—which would generally include a substantial control premium—that would be required to acquire a controlling interest in the same company… We believe that our unique structure and our willingness to acquire a minority interest in a company will help facilitate the completion of a transaction on attractive terms. PSTH Final Prospectus, July 21, 2020 (Emphasis added) 2We Set Out to Accomplish the Following Pershing Square Tontine Holdings, Ltd., a Delaware corporation, is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We intend to pursue merger opportunities with private, large capitalization, high-quality, growth companies where our ownership in the merged company would generally represent a minority of shares outstanding at the time of the merger. We believe the price at which we can acquire a minority interest in a large, high-quality business is substantially lower than the price—which would generally include a substantial control premium—that would be required to acquire a controlling interest in the same company… We believe that our unique structure and our willingness to acquire a minority interest in a company will help facilitate the completion of a transaction on attractive terms. PSTH Final Prospectus, July 21, 2020 (Emphasis added) 2

We Were Willing to Accept a High Degree of Complexity for the Right Target Company We are willing to accept a high degree of situational, legal, and/or capital structure complexity in a business combination if we believe that the potential for reward justifies this additional complexity, particularly if these issues can be resolved in connection with and as a result of a combination with us. PSTH Final Prospectus, July 21, 2020 3We Were Willing to Accept a High Degree of Complexity for the Right Target Company We are willing to accept a high degree of situational, legal, and/or capital structure complexity in a business combination if we believe that the potential for reward justifies this additional complexity, particularly if these issues can be resolved in connection with and as a result of a combination with us. PSTH Final Prospectus, July 21, 2020 3

Background on the Transaction „ During the course of our negotiations with Vivendi, we learned that they had various tax, legal, and other strategic considerations that: ▪ Precluded a “traditional” de-SPAC merger transaction ▪ Prevented Vivendi from selling more than 10% of UMG „ We determined that the opportunity to acquire such an extraordinary business outweighed the additional complexity, time, legal and other costs that an alternative approach required „ While this transaction is not identical in form to a merger, in substance, it is what we intended to accomplish when we launched PSTH When the transaction is completed, our shareholders will directly own 10% of the common stock of an independent, publicly traded, large capitalization, extraordinary business with a superb management team 4Background on the Transaction „ During the course of our negotiations with Vivendi, we learned that they had various tax, legal, and other strategic considerations that: ▪ Precluded a “traditional” de-SPAC merger transaction ▪ Prevented Vivendi from selling more than 10% of UMG „ We determined that the opportunity to acquire such an extraordinary business outweighed the additional complexity, time, legal and other costs that an alternative approach required „ While this transaction is not identical in form to a merger, in substance, it is what we intended to accomplish when we launched PSTH When the transaction is completed, our shareholders will directly own 10% of the common stock of an independent, publicly traded, large capitalization, extraordinary business with a superb management team 4

Summary Transaction Overview ✓ Pershing Square Tontine Holdings (“PSTH”) will purchase 10% of Universal Music Group (“UMG”) from Vivendi for ~$4.1bn including transaction costs (~180mm UMG shares based on current UMG share count) ¡ €33bn purchase price for UMG equity ($39.5bn using agreed 1.20 FX rate) ¡ UMG to be publicly listed on Euronext Amsterdam in September 2021 ¡ UMG shares expected to be distributed to PSTH shareholders before year-end 2021 ¡ UMG will have no warrants outstanding ¡ PSTH to continue to exist and seek another business combination as a publicly traded company (we refer to PSTH post the UMG transaction as “RemainCo” in this presentation) ✓ Pershing Square Funds and PSTH Directors will exercise $1.6bn of Forward Purchase Agreements (“FPA”) prior to the closing of the UMG share purchase in September 2021 ¡ RemainCo will have $1.5bn in cash and $1.4bn of an unexercised Sponsor FPA ¡ Pershing Square Funds will own 29% of RemainCo 5Summary Transaction Overview ✓ Pershing Square Tontine Holdings (“PSTH”) will purchase 10% of Universal Music Group (“UMG”) from Vivendi for ~$4.1bn including transaction costs (~180mm UMG shares based on current UMG share count) ¡ €33bn purchase price for UMG equity ($39.5bn using agreed 1.20 FX rate) ¡ UMG to be publicly listed on Euronext Amsterdam in September 2021 ¡ UMG shares expected to be distributed to PSTH shareholders before year-end 2021 ¡ UMG will have no warrants outstanding ¡ PSTH to continue to exist and seek another business combination as a publicly traded company (we refer to PSTH post the UMG transaction as “RemainCo” in this presentation) ✓ Pershing Square Funds and PSTH Directors will exercise $1.6bn of Forward Purchase Agreements (“FPA”) prior to the closing of the UMG share purchase in September 2021 ¡ RemainCo will have $1.5bn in cash and $1.4bn of an unexercised Sponsor FPA ¡ Pershing Square Funds will own 29% of RemainCo 5

Summary Transaction Overview (Cont’d) ✓ Transaction Steps expected to be completed by year-end 2021, at which time PSTH shareholders will own publicly traded securities in three separate companies: 1¡ UMG Ordinary Shares th ¡ RemainCo common stock and 2/9 Distributable Redeemable Tontine Warrants (“Tontine Warrants”) 2 ¡ SPARC Warrants in Pershing Square SPARC Holdings, Ltd. (“SPARC”) 3 ✓ Redemption right of PSTH shareholders to be satisfied via Share Redemption Tender Offer at $20 (cash in trust, plus interest net of tax earned to date) th (1) ✓ PSTH to launch exchange offer for 1/9 Distributable Redeemable Warrants (1) Per redemption table on Page 166 of PSTH prospectus dated July 21, 2020 6Summary Transaction Overview (Cont’d) ✓ Transaction Steps expected to be completed by year-end 2021, at which time PSTH shareholders will own publicly traded securities in three separate companies: 1¡ UMG Ordinary Shares th ¡ RemainCo common stock and 2/9 Distributable Redeemable Tontine Warrants (“Tontine Warrants”) 2 ¡ SPARC Warrants in Pershing Square SPARC Holdings, Ltd. (“SPARC”) 3 ✓ Redemption right of PSTH shareholders to be satisfied via Share Redemption Tender Offer at $20 (cash in trust, plus interest net of tax earned to date) th (1) ✓ PSTH to launch exchange offer for 1/9 Distributable Redeemable Warrants (1) Per redemption table on Page 166 of PSTH prospectus dated July 21, 2020 6

What will PSTH Shareholders Receive? PSTH shareholders will receive publicly traded securities in three separate companies: UMG, PSTH, and SPARC 1 2 3 A pro-rata share of UMG, an Continued ownership SPARC Warrants to purchase independent publicly of RemainCo SPARC shares at $20 per share traded company (Shares and Tontine Warrants) Exercisable only after business combination announced ~$1.5bn cash $1bn – $5bn Sponsor FPA No warrants outstanding Provides indemnity to Vivendi Sponsor to purchase 10-year convertible preferred stock covering ~$1.4bn Sponsor FPA 4.95% of the fully diluted shares of the post-business-combination company at a conversion price of $24 (net settlement only) $14.50 (72% of total) $5.50 (28% of total) Distributed by Pershing Square SPARC Holdings, Ltd. PSTH Cash Utilization 7What will PSTH Shareholders Receive? PSTH shareholders will receive publicly traded securities in three separate companies: UMG, PSTH, and SPARC 1 2 3 A pro-rata share of UMG, an Continued ownership SPARC Warrants to purchase independent publicly of RemainCo SPARC shares at $20 per share traded company (Shares and Tontine Warrants) Exercisable only after business combination announced ~$1.5bn cash $1bn – $5bn Sponsor FPA No warrants outstanding Provides indemnity to Vivendi Sponsor to purchase 10-year convertible preferred stock covering ~$1.4bn Sponsor FPA 4.95% of the fully diluted shares of the post-business-combination company at a conversion price of $24 (net settlement only) $14.50 (72% of total) $5.50 (28% of total) Distributed by Pershing Square SPARC Holdings, Ltd. PSTH Cash Utilization 7

What Will I Receive If I have Owned 100 PSTH Units Since the IPO? 1 Distribution of UMG Shares ~100 shares x .643 = ~64 UMG shares 2 PSTH IPO Unitholder Ongoing Interest in RemainCo ▪ 100 shares ~100 shares ▪ 11 Distributable Redeemable ~11 Distributable Redeemable Warrants Warrants (exchangeable for additional shares in PSTH) ▪ 22 Tontine Warrants ~22 Tontine Warrants 3 Transferable SPARC Warrants 100 SPARC Warrants to acquire 100 shares at $20 per share If a shareholder has continued to hold the Distributable Redeemable Warrants since the IPO, they may be exchanged for additional PSTH shares in the Warrant Exchange Offer 8What Will I Receive If I have Owned 100 PSTH Units Since the IPO? 1 Distribution of UMG Shares ~100 shares x .643 = ~64 UMG shares 2 PSTH IPO Unitholder Ongoing Interest in RemainCo ▪ 100 shares ~100 shares ▪ 11 Distributable Redeemable ~11 Distributable Redeemable Warrants Warrants (exchangeable for additional shares in PSTH) ▪ 22 Tontine Warrants ~22 Tontine Warrants 3 Transferable SPARC Warrants 100 SPARC Warrants to acquire 100 shares at $20 per share If a shareholder has continued to hold the Distributable Redeemable Warrants since the IPO, they may be exchanged for additional PSTH shares in the Warrant Exchange Offer 8

Overview of UMG Ownership and Governance th P On September 27 , Vivendi will distribute 60% of UMG’s ordinary shares to its shareholders in a taxable, in-kind, share distribution. The shares will initially trade (1) on Euronext Amsterdam P Post distribution by Vivendi, UMG will be an independent company, owned by: ▪ Vivendi public shareholders: ~42% ▪ Tencent Music Entertainment consortium: 20% ▪ Bolloré Group: ~18% ▪ PSTH shareholders: 10% ▪ Vivendi: 10% P The principle of “one share, one vote” will be fully observed as no preferred shares (2) nor any other multiple voting rights will be exercised P UMG will have a board of directors comprised primarily of non-executive members, a majority of whom will be independent, consistent with the best policies and (2) standards, treating all shareholders on an equal basis UMG will be one of the largest companies on the Euronext Amsterdam exchange and will become a member of several major global indices (1) Pending Vivendi shareholder approval on June 22, 2021 (2) Per Vivendi press release dated May 18, 2021 9Overview of UMG Ownership and Governance th P On September 27 , Vivendi will distribute 60% of UMG’s ordinary shares to its shareholders in a taxable, in-kind, share distribution. The shares will initially trade (1) on Euronext Amsterdam P Post distribution by Vivendi, UMG will be an independent company, owned by: ▪ Vivendi public shareholders: ~42% ▪ Tencent Music Entertainment consortium: 20% ▪ Bolloré Group: ~18% ▪ PSTH shareholders: 10% ▪ Vivendi: 10% P The principle of “one share, one vote” will be fully observed as no preferred shares (2) nor any other multiple voting rights will be exercised P UMG will have a board of directors comprised primarily of non-executive members, a majority of whom will be independent, consistent with the best policies and (2) standards, treating all shareholders on an equal basis UMG will be one of the largest companies on the Euronext Amsterdam exchange and will become a member of several major global indices (1) Pending Vivendi shareholder approval on June 22, 2021 (2) Per Vivendi press release dated May 18, 2021 9

Summary Transaction Sources and Uses PSTH will fund $4.0bn, and the Pershing Square Funds and PSTH Directors will exercise $1.6bn of their FPAs to purchase $4.1bn of UMG stock from Vivendi, which will leave $1.5bn of cash at RemainCo Sources $bn PSTH Cash-in-Trust $4.0 Forward Purchase Agreement Exercise 1.6 Total Sources $5.6 Uses $bn (1) $4.1 UMG Equity Purchase Cash Remaining at PSTH 1.5 Total Uses $5.6 (1) Includes transaction expenses and other costs of approximately of ~$110mm, net of PSTH cash not in trust 10Summary Transaction Sources and Uses PSTH will fund $4.0bn, and the Pershing Square Funds and PSTH Directors will exercise $1.6bn of their FPAs to purchase $4.1bn of UMG stock from Vivendi, which will leave $1.5bn of cash at RemainCo Sources $bn PSTH Cash-in-Trust $4.0 Forward Purchase Agreement Exercise 1.6 Total Sources $5.6 Uses $bn (1) $4.1 UMG Equity Purchase Cash Remaining at PSTH 1.5 Total Uses $5.6 (1) Includes transaction expenses and other costs of approximately of ~$110mm, net of PSTH cash not in trust 10

Transaction Structure Comparison Typical SPAC PSTH Transaction Merger and target share distribution✓ Stock purchase and distribution Business Combination ~20% of SPAC Shares ✓ None Dilutive Sponsor Shares for de minimis consideration Strike Price ✓ None at UMG Dilutive Sponsor Warrants ~15% premium to IPO price Yes✓ None at UMG Post-Combination Warrants Yes✓ Yes Redemption Right Vote or Redemption Tender✓ Redemption Tender Shareholder Vote In addition, PSTH shareholders will retain shares and Tontine Warrants in RemainCo, and will receive a SPARC Warrant for no consideration from Pershing Square SPARC Holdings, Ltd. 11Transaction Structure Comparison Typical SPAC PSTH Transaction Merger and target share distribution✓ Stock purchase and distribution Business Combination ~20% of SPAC Shares ✓ None Dilutive Sponsor Shares for de minimis consideration Strike Price ✓ None at UMG Dilutive Sponsor Warrants ~15% premium to IPO price Yes✓ None at UMG Post-Combination Warrants Yes✓ Yes Redemption Right Vote or Redemption Tender✓ Redemption Tender Shareholder Vote In addition, PSTH shareholders will retain shares and Tontine Warrants in RemainCo, and will receive a SPARC Warrant for no consideration from Pershing Square SPARC Holdings, Ltd. 11

Illustrative Summary Timeline (Estimated Dates, Subject to Change) June 2021 July 2021 August 2021 Sep 2021 October 2021 Nov 2021 Dec 2021 Vivendi Annual General UMG Listed on Euronext Amsterdam and V UMG Spin-off Meeting (June 22) 60% distribution to Vivendi Shareholders (Sep 27) Transaction Announcement Transaction Announcement (June 20) Share Redemption If Tender Offer extended If Warrant Exchange Offer extended PSTH / SPARC Distribution of Tontine Warrants Distribution of Tontine (1-Day Following Record Date) Warrants Distribution of SPARC Warrants Distribution of SPARC (1-Day Following Record Date) Warrants Closing of UMG Share Closing of UMG Share Purchase Transaction Purchase Transaction Distribution of 10% (Late Aug to Early Sep) of UMG Shares Distribution of UMG Shares to to PSTH Shareholders PSTH Shareholders FPAs Exercised PSCM Exercise of FPA (Late Aug to Early Sep) Offer Launch Offer Close Record Date Key Event 12Illustrative Summary Timeline (Estimated Dates, Subject to Change) June 2021 July 2021 August 2021 Sep 2021 October 2021 Nov 2021 Dec 2021 Vivendi Annual General UMG Listed on Euronext Amsterdam and V UMG Spin-off Meeting (June 22) 60% distribution to Vivendi Shareholders (Sep 27) Transaction Announcement Transaction Announcement (June 20) Share Redemption If Tender Offer extended If Warrant Exchange Offer extended PSTH / SPARC Distribution of Tontine Warrants Distribution of Tontine (1-Day Following Record Date) Warrants Distribution of SPARC Warrants Distribution of SPARC (1-Day Following Record Date) Warrants Closing of UMG Share Closing of UMG Share Purchase Transaction Purchase Transaction Distribution of 10% (Late Aug to Early Sep) of UMG Shares Distribution of UMG Shares to to PSTH Shareholders PSTH Shareholders FPAs Exercised PSCM Exercise of FPA (Late Aug to Early Sep) Offer Launch Offer Close Record Date Key Event 12

Detailed Transaction OverviewDetailed Transaction Overview

PSTH Today ✓ $4.0bn cash in trust Cash ✓ 200mm common shares outstanding Shares ▪ Redemption right equal to cash in trust of $20 per share ✓ ~22.2mm (1/9th) Distributable Redeemable Warrants ✓ ~44.4mm (2/9th) Tontine Warrants Warrants ✓ Sponsor (5.95%) and Director Warrants (0.26%) FPA✓ $3bn FPA ($1bn committed plus $2bn additional) 14PSTH Today ✓ $4.0bn cash in trust Cash ✓ 200mm common shares outstanding Shares ▪ Redemption right equal to cash in trust of $20 per share ✓ ~22.2mm (1/9th) Distributable Redeemable Warrants ✓ ~44.4mm (2/9th) Tontine Warrants Warrants ✓ Sponsor (5.95%) and Director Warrants (0.26%) FPA✓ $3bn FPA ($1bn committed plus $2bn additional) 14

Key Transaction Steps A • The Pershing Square Funds and PSTH Directors commit to exercise $1.6bn FPAs B • PSTH to amend Sponsor and Director Warrants C • PSTH to complete Share Redemption Tender Offer D • PSTH to complete Distributable Redeemable Warrant Exchange Offer • PSTH to distribute Tontine Warrants after Tender Offers E ▪ Exercise price adjusted for UMG share distribution F • PSTH to distribute UMG shares to PSTH shareholders 15Key Transaction Steps A • The Pershing Square Funds and PSTH Directors commit to exercise $1.6bn FPAs B • PSTH to amend Sponsor and Director Warrants C • PSTH to complete Share Redemption Tender Offer D • PSTH to complete Distributable Redeemable Warrant Exchange Offer • PSTH to distribute Tontine Warrants after Tender Offers E ▪ Exercise price adjusted for UMG share distribution F • PSTH to distribute UMG shares to PSTH shareholders 15

A PS Funds and Directors to Exercise $1.6bn of FPA Pershing Square Funds and PSTH Directors will exercise $1.6bn of their FPAs and receive 80mm shares and ~26.6mm warrants – identical consideration to IPO unit Current After FPA Exercised ✓ $4.0bn✓ $5.6bn Cash Shares✓ 200mm common shares outstanding ✓ 280mm common shares outstanding ✓ ~66.6mm warrants✓ ~93.3mm warrants ▪ ~22.2mm Distributable Redeemable ▪ ~31.3mm Distributable Redeemable Warrants Warrants ▪ ~44.4mm Tontine Warrants ‒ ~8.9mm (1/9th) additional Distributable Redeemable Warrants Warrants from FPA exercise ▪ ~62.2mm Tontine Warrants ‒ ~17.8mm (2/9th) additional Tontine Warrants from FPA exercise $1.4bn Forward Purchase Agreement to remain at RemainCo 16A PS Funds and Directors to Exercise $1.6bn of FPA Pershing Square Funds and PSTH Directors will exercise $1.6bn of their FPAs and receive 80mm shares and ~26.6mm warrants – identical consideration to IPO unit Current After FPA Exercised ✓ $4.0bn✓ $5.6bn Cash Shares✓ 200mm common shares outstanding ✓ 280mm common shares outstanding ✓ ~66.6mm warrants✓ ~93.3mm warrants ▪ ~22.2mm Distributable Redeemable ▪ ~31.3mm Distributable Redeemable Warrants Warrants ▪ ~44.4mm Tontine Warrants ‒ ~8.9mm (1/9th) additional Distributable Redeemable Warrants Warrants from FPA exercise ▪ ~62.2mm Tontine Warrants ‒ ~17.8mm (2/9th) additional Tontine Warrants from FPA exercise $1.4bn Forward Purchase Agreement to remain at RemainCo 16

B Treatment of Sponsor Warrants Sponsor has waived its right to receive Sponsor Warrants in the UMG transaction. Sponsor will receive warrants only in RemainCo’s merger Treatment in UMG Original Sponsor Warrant Transaction 5.95% None Dilution Purchase Price $65mm N/A 5.95% of fully diluted shares No UMG shares Underlying Shares outstanding of combined business Warrant applies to RemainCo only Strike Price $24.00 20% above RemainCo NAV 10 years from IBC 10 years from RemainCo IBC Term Sale Restriction 3 years from IBC 3 years from RemainCo IBC PSTH shareholders will not be diluted by the Sponsor Warrants in connection with the UMG transaction. The Pershing Square Funds may acquire additional economic exposure to UMG by acquiring Vivendi and/or UMG securities following the distribution of UMG Shares by Vivendi 17B Treatment of Sponsor Warrants Sponsor has waived its right to receive Sponsor Warrants in the UMG transaction. Sponsor will receive warrants only in RemainCo’s merger Treatment in UMG Original Sponsor Warrant Transaction 5.95% None Dilution Purchase Price $65mm N/A 5.95% of fully diluted shares No UMG shares Underlying Shares outstanding of combined business Warrant applies to RemainCo only Strike Price $24.00 20% above RemainCo NAV 10 years from IBC 10 years from RemainCo IBC Term Sale Restriction 3 years from IBC 3 years from RemainCo IBC PSTH shareholders will not be diluted by the Sponsor Warrants in connection with the UMG transaction. The Pershing Square Funds may acquire additional economic exposure to UMG by acquiring Vivendi and/or UMG securities following the distribution of UMG Shares by Vivendi 17

B Treatment of Director Warrants 72% ($14.50 / $20.00) of the Director Warrants will be exchanged for PSTH common stock at the Warrants’ estimated fair market value determined by an independent third-party valuation firm. Directors will receive ~1.2mm shares of PSTH with a three-year lockup and retain Director Warrants on ~0.07% (28% of 0.26% = ~0.07%) of the fully diluted shares in the RemainCo merger Treatment in UMG Original Director Warrants Transaction Dilution 0.26% None Purchase Price ~$3mm N/A 0.26% of fully diluted shares Amended 0.07% warrant applies Underlying Shares outstanding of combined business to RemainCo only Strike Price $24.00 20% above RemainCo NAV Term 10 years from IBC 10 years from RemainCo IBC Sale Restriction 3 years from IBC 3 years from RemainCo IBC 18B Treatment of Director Warrants 72% ($14.50 / $20.00) of the Director Warrants will be exchanged for PSTH common stock at the Warrants’ estimated fair market value determined by an independent third-party valuation firm. Directors will receive ~1.2mm shares of PSTH with a three-year lockup and retain Director Warrants on ~0.07% (28% of 0.26% = ~0.07%) of the fully diluted shares in the RemainCo merger Treatment in UMG Original Director Warrants Transaction Dilution 0.26% None Purchase Price ~$3mm N/A 0.26% of fully diluted shares Amended 0.07% warrant applies Underlying Shares outstanding of combined business to RemainCo only Strike Price $24.00 20% above RemainCo NAV Term 10 years from IBC 10 years from RemainCo IBC Sale Restriction 3 years from IBC 3 years from RemainCo IBC 18

C Share Redemption Tender Offer PSTH will provide shareholders the opportunity to tender their shares for $20 per share ✓ PSTH Redemption Tender Offer to be launched in early July ▪ The Share Redemption Tender Offer will remain open for at least 20 business days ▪ Shareholders will have the option to tender shares for a price in cash equivalent to the $20 per-share, cash-in-trust ✓ Share Redemption Tender Offer is expected to close in August th ✓ Tendering shareholders will receive $20 in cash and continue to own the 1/9 Distributable Redeemable Warrant per PSTH share, unless previously sold Tendering shareholders will receive no other consideration in the transaction 19C Share Redemption Tender Offer PSTH will provide shareholders the opportunity to tender their shares for $20 per share ✓ PSTH Redemption Tender Offer to be launched in early July ▪ The Share Redemption Tender Offer will remain open for at least 20 business days ▪ Shareholders will have the option to tender shares for a price in cash equivalent to the $20 per-share, cash-in-trust ✓ Share Redemption Tender Offer is expected to close in August th ✓ Tendering shareholders will receive $20 in cash and continue to own the 1/9 Distributable Redeemable Warrant per PSTH share, unless previously sold Tendering shareholders will receive no other consideration in the transaction 19

C Share Redemption Tender Offer (Cont’d) PSTH shareholders who wish to receive UMG shares, retain RemainCo shares, and receive SPARC Warrants should continue to hold their PSTH shares ✓ Non-tendering shareholders of record will: 1 ▪ Maintain ownership of PSTH common shares (“RemainCo”) th 2 ▪ Maintain ownership of 1/9 Distributable Redeemable Warrants, unless previously sold, which can be exchanged in Warrant Exchange Offer 3 ▪ Receive Tontine Warrants 4 ▪ Receive 1 SPARC Warrant per PSTH share from Pershing Square SPARC Holdings, Ltd. No action is needed by PSTH shareholders in order to receive all of the above 20C Share Redemption Tender Offer (Cont’d) PSTH shareholders who wish to receive UMG shares, retain RemainCo shares, and receive SPARC Warrants should continue to hold their PSTH shares ✓ Non-tendering shareholders of record will: 1 ▪ Maintain ownership of PSTH common shares (“RemainCo”) th 2 ▪ Maintain ownership of 1/9 Distributable Redeemable Warrants, unless previously sold, which can be exchanged in Warrant Exchange Offer 3 ▪ Receive Tontine Warrants 4 ▪ Receive 1 SPARC Warrant per PSTH share from Pershing Square SPARC Holdings, Ltd. No action is needed by PSTH shareholders in order to receive all of the above 20

D Treatment of Distributable Redeemable Warrants PSTH is conducting an exchange offer for the Distributable Redeemable Warrants to provide warrant holders the opportunity to participate in the UMG transaction P PSTH to offer to exchange the ~31mm Distributable Redeemable Warrants for PSTH shares following the closing of the Share Redemption Tender Offer (1) P Warrant exchange ratio will be based on the Redemption Table set forth in PSTH’s IPO Prospectus ▪ 10-day VWAP prior to the launch of the Warrant Exchange Offer used to set the Fair Market Value. Expiration equal to 60 months ‒ Exchange ratio equal to minimum of 0.2375 to maximum of 0.3611 PSTH shares per warrant ▪ Assuming 100% participation in the exchange offer and a $26.00 Fair Market Value, PSTH shares outstanding would increase by ~3% to ~289mm shares: Illustrative Example at $26.00 PSTH VWAP: ~31mm 0.2952 ~9mm Total Outstanding Warrants Shares per Warrant Illustrative Additional PSTH Shares (Incl. FPA Warrants) Example Using $26.00 Fair Issued in Exchange for Market Value Warrants P Unexchanged warrants will remain outstanding at RemainCo with an adjusted strike price (1) See page 166 of PSTH prospectus dated July 21, 2020 (next slide) 21D Treatment of Distributable Redeemable Warrants PSTH is conducting an exchange offer for the Distributable Redeemable Warrants to provide warrant holders the opportunity to participate in the UMG transaction P PSTH to offer to exchange the ~31mm Distributable Redeemable Warrants for PSTH shares following the closing of the Share Redemption Tender Offer (1) P Warrant exchange ratio will be based on the Redemption Table set forth in PSTH’s IPO Prospectus ▪ 10-day VWAP prior to the launch of the Warrant Exchange Offer used to set the Fair Market Value. Expiration equal to 60 months ‒ Exchange ratio equal to minimum of 0.2375 to maximum of 0.3611 PSTH shares per warrant ▪ Assuming 100% participation in the exchange offer and a $26.00 Fair Market Value, PSTH shares outstanding would increase by ~3% to ~289mm shares: Illustrative Example at $26.00 PSTH VWAP: ~31mm 0.2952 ~9mm Total Outstanding Warrants Shares per Warrant Illustrative Additional PSTH Shares (Incl. FPA Warrants) Example Using $26.00 Fair Issued in Exchange for Market Value Warrants P Unexchanged warrants will remain outstanding at RemainCo with an adjusted strike price (1) See page 166 of PSTH prospectus dated July 21, 2020 (next slide) 21

D Treatment of Distributable Redeemable Warrants Illustratively assuming a $26.00 share price yields an exchange ratio of 0.2952 Redemption Date Fair Market Value of Shares of Class A Common Stock (Period to Expiration ≤ $20.00 $22.00 $24.00 $26.00 $28.00 $30.00 $32.00 $34.00 ≥ $36.00 of Warrants) 60 months 0.2375 0.2586 0.2778 0.2952 0.3111 0.3254 0.3385 0.3503 0.3611 57 months 0.2334 0.2552 0.2750 0.2930 0.3093 0.3242 0.3377 0.3500 0.3611 54 months 0.2291 0.2515 0.2719 0.2905 0.3075 0.3229 0.3369 0.3496 0.3611 51 months 0.2245 0.2475 0.2686 0.2879 0.3054 0.3214 0.3359 0.3491 0.3611 48 months 0.2195 0.2433 0.2651 0.2850 0.3032 0.3198 0.3349 0.3486 0.3611 45 months 0.2142 0.2386 0.2612 0.2819 0.3008 0.3181 0.3338 0.3481 0.3611 42 months 0.2083 0.2336 0.2569 0.2785 0.2982 0.3162 0.3326 0.3475 0.3611 39 months 0.2020 0.2280 0.2523 0.2747 0.2953 0.3141 0.3313 0.3469 0.3611 36 months 0.1950 0.2220 0.2472 0.2705 0.2920 0.3118 0.3298 0.3462 0.3611 33 months 0.1874 0.2153 0.2415 0.2659 0.2884 0.3092 0.3281 0.3454 0.3611 30 months 0.1791 0.2078 0.2351 0.2606 0.2844 0.3062 0.3263 0.3445 0.3611 27 months 0.1698 0.1995 0.2279 0.2547 0.2798 0.3029 0.3241 0.3435 0.3611 24 months 0.1594 0.1901 0.2198 0.2480 0.2745 0.2990 0.3217 0.3423 0.3611 21 months 0.1478 0.1795 0.2105 0.2402 0.2684 0.2946 0.3188 0.3409 0.3611 18 months 0.1347 0.1673 0.1997 0.2312 0.2612 0.2893 0.3154 0.3393 0.3611 15 months 0.1198 0.1531 0.1870 0.2204 0.2526 0.2830 0.3113 0.3374 0.3611 12 months 0.1026 0.1365 0.1719 0.2074 0.2421 0.2752 0.3063 0.3349 0.3611 9 months 0.0828 0.1167 0.1535 0.1914 0.2292 0.2656 0.3000 0.3319 0.3611 6 months 0.0592 0.0923 0.1305 0.1713 0.2129 0.2536 0.2922 0.3282 0.3611 3 months 0.0302 0.0601 0.0997 0.1453 0.1929 0.2397 0.2837 0.3242 0.3611 0 month - - 0.0417 0.1154 0.1786 0.2333 0.2813 0.3235 0.3611 Source: Page 166 of PSTH prospectus dated July 21, 2020 22D Treatment of Distributable Redeemable Warrants Illustratively assuming a $26.00 share price yields an exchange ratio of 0.2952 Redemption Date Fair Market Value of Shares of Class A Common Stock (Period to Expiration ≤ $20.00 $22.00 $24.00 $26.00 $28.00 $30.00 $32.00 $34.00 ≥ $36.00 of Warrants) 60 months 0.2375 0.2586 0.2778 0.2952 0.3111 0.3254 0.3385 0.3503 0.3611 57 months 0.2334 0.2552 0.2750 0.2930 0.3093 0.3242 0.3377 0.3500 0.3611 54 months 0.2291 0.2515 0.2719 0.2905 0.3075 0.3229 0.3369 0.3496 0.3611 51 months 0.2245 0.2475 0.2686 0.2879 0.3054 0.3214 0.3359 0.3491 0.3611 48 months 0.2195 0.2433 0.2651 0.2850 0.3032 0.3198 0.3349 0.3486 0.3611 45 months 0.2142 0.2386 0.2612 0.2819 0.3008 0.3181 0.3338 0.3481 0.3611 42 months 0.2083 0.2336 0.2569 0.2785 0.2982 0.3162 0.3326 0.3475 0.3611 39 months 0.2020 0.2280 0.2523 0.2747 0.2953 0.3141 0.3313 0.3469 0.3611 36 months 0.1950 0.2220 0.2472 0.2705 0.2920 0.3118 0.3298 0.3462 0.3611 33 months 0.1874 0.2153 0.2415 0.2659 0.2884 0.3092 0.3281 0.3454 0.3611 30 months 0.1791 0.2078 0.2351 0.2606 0.2844 0.3062 0.3263 0.3445 0.3611 27 months 0.1698 0.1995 0.2279 0.2547 0.2798 0.3029 0.3241 0.3435 0.3611 24 months 0.1594 0.1901 0.2198 0.2480 0.2745 0.2990 0.3217 0.3423 0.3611 21 months 0.1478 0.1795 0.2105 0.2402 0.2684 0.2946 0.3188 0.3409 0.3611 18 months 0.1347 0.1673 0.1997 0.2312 0.2612 0.2893 0.3154 0.3393 0.3611 15 months 0.1198 0.1531 0.1870 0.2204 0.2526 0.2830 0.3113 0.3374 0.3611 12 months 0.1026 0.1365 0.1719 0.2074 0.2421 0.2752 0.3063 0.3349 0.3611 9 months 0.0828 0.1167 0.1535 0.1914 0.2292 0.2656 0.3000 0.3319 0.3611 6 months 0.0592 0.0923 0.1305 0.1713 0.2129 0.2536 0.2922 0.3282 0.3611 3 months 0.0302 0.0601 0.0997 0.1453 0.1929 0.2397 0.2837 0.3242 0.3611 0 month - - 0.0417 0.1154 0.1786 0.2333 0.2813 0.3235 0.3611 Source: Page 166 of PSTH prospectus dated July 21, 2020 22

E Treatment of Tontine Warrants The exercise price of the Tontine Warrants will be adjusted per terms of the Warrant Agreement P Tontine Warrants will be distributed to non-tendering PSTH shareholders of record following Share Redemption Tender Offer, and remain outstanding at RemainCo P Following distribution of the UMG shares, the Tontine Warrant exercise price will be adjusted downward (but not below zero) by the fair market value of the UMG distribution (1) Illustrative Adjustment to Tontine Warrant Exercise Price $23.00 Current Less: FMV of UMG Share Adjusted Exercise Distribution Exercise Price Price Post-Distribution Because the right to receive the Tontine Warrants is currently attached to PSTH shares, the allocation of value between the Tontine Warrants and PSTH shares will not impact the value recognized by current PSTH shareholders (1) As defined by the Warrant Agreement, per Section 4.1.2 Extraordinary Dividends on page 10 23E Treatment of Tontine Warrants The exercise price of the Tontine Warrants will be adjusted per terms of the Warrant Agreement P Tontine Warrants will be distributed to non-tendering PSTH shareholders of record following Share Redemption Tender Offer, and remain outstanding at RemainCo P Following distribution of the UMG shares, the Tontine Warrant exercise price will be adjusted downward (but not below zero) by the fair market value of the UMG distribution (1) Illustrative Adjustment to Tontine Warrant Exercise Price $23.00 Current Less: FMV of UMG Share Adjusted Exercise Distribution Exercise Price Price Post-Distribution Because the right to receive the Tontine Warrants is currently attached to PSTH shares, the allocation of value between the Tontine Warrants and PSTH shares will not impact the value recognized by current PSTH shareholders (1) As defined by the Warrant Agreement, per Section 4.1.2 Extraordinary Dividends on page 10 23

F Pro-Rata Distribution of UMG Shares P Total PSTH shares at closing will depend on the results of the Share Redemption Tender Offer and Warrant Exchange Offer P The number of UMG shares to be distributed to PSTH shareholders will be equal to 10% of total UMG shares outstanding at time of distribution Illustrative Example UMG Shares PSTH Shares (1) (2) Purchased by PSTH Outstanding 180mm 280mm 0.643 Number of UMG Shares Per Share of PSTH (1) Rounded from latest UMG share count (Vivendi brochure de convocation as of May 28, 2021), but to be based on final UMG share count at closing. UMG share count may change due to Vivendi share repurchase program and Vivendi option exercises before UMG distribution (2) Does not include any additional shares from the Warrant Exchange Offer 24F Pro-Rata Distribution of UMG Shares P Total PSTH shares at closing will depend on the results of the Share Redemption Tender Offer and Warrant Exchange Offer P The number of UMG shares to be distributed to PSTH shareholders will be equal to 10% of total UMG shares outstanding at time of distribution Illustrative Example UMG Shares PSTH Shares (1) (2) Purchased by PSTH Outstanding 180mm 280mm 0.643 Number of UMG Shares Per Share of PSTH (1) Rounded from latest UMG share count (Vivendi brochure de convocation as of May 28, 2021), but to be based on final UMG share count at closing. UMG share count may change due to Vivendi share repurchase program and Vivendi option exercises before UMG distribution (2) Does not include any additional shares from the Warrant Exchange Offer 24

Overview of RemainCo „ $1.5bn in cash plus $1.4bn additional FPA from the Pershing Square Funds „ Will be the largest publicly traded acquisition company „ Will pursue a business combination with an operating business, which will not be a share purchase of a minority position „ Pershing Square Funds will own 29% before the exercise of any Additional FPA th „ Will continue to have outstanding warrants, including the 2/9 Tontine Warrants, 5.95% Sponsor Warrants and ~0.07% Director Warrants, all with adjusted strike prices „ Will indemnify Vivendi with respect to U.S. securities laws in connection with the PSTH tender offers and the initial distribution of UMG shares to PSTH stockholders RemainCo to pursue merger or majority share acquisition of operating business immediately 25Overview of RemainCo „ $1.5bn in cash plus $1.4bn additional FPA from the Pershing Square Funds „ Will be the largest publicly traded acquisition company „ Will pursue a business combination with an operating business, which will not be a share purchase of a minority position „ Pershing Square Funds will own 29% before the exercise of any Additional FPA th „ Will continue to have outstanding warrants, including the 2/9 Tontine Warrants, 5.95% Sponsor Warrants and ~0.07% Director Warrants, all with adjusted strike prices „ Will indemnify Vivendi with respect to U.S. securities laws in connection with the PSTH tender offers and the initial distribution of UMG shares to PSTH stockholders RemainCo to pursue merger or majority share acquisition of operating business immediately 25

Overview of Pershing Square SPARC Holdings „ Is an “opt-in” SPAC which will seek a merger with a private operating company „ SPARC structure eliminates shareholder opportunity cost of capital and time pressure associated with the typical two-year SPAC commitment period „ SPARC common stock will become publicly traded only after a business combination partner has been identified, a definitive agreement has been fully executed, and the SPARC Warrants have been exercised „ PSTH shareholders will receive 10-year SPARC Warrants to purchase SPARC shares once a target is found – warrant exercise to raise up to $5.6bn „ SPARC Sponsor will enter into an FPA with SPARC to invest $1bn – $5bn, subject to increase with SPARC’s board consent „ No underwriting fees „ No shareholder or other warrants outstanding „ Sponsor to fund working capital by purchasing 10-year convertible preferred stock covering 4.95% of the fully diluted shares of the post-business- combination company at a conversion price of $24 (net settlement only) (1) SPARC terms remain subject to SEC review of confidential filing to occur shortly (1) The SPARC Warrant distribution remains subject to SEC and stock exchange review, and will take place only once a registration statement has been declared effective by the SEC under the Securities Act of 1933. No assurance can be given that SPARC will be ultimately effectuated on the above outlined terms or at all. 26Overview of Pershing Square SPARC Holdings „ Is an “opt-in” SPAC which will seek a merger with a private operating company „ SPARC structure eliminates shareholder opportunity cost of capital and time pressure associated with the typical two-year SPAC commitment period „ SPARC common stock will become publicly traded only after a business combination partner has been identified, a definitive agreement has been fully executed, and the SPARC Warrants have been exercised „ PSTH shareholders will receive 10-year SPARC Warrants to purchase SPARC shares once a target is found – warrant exercise to raise up to $5.6bn „ SPARC Sponsor will enter into an FPA with SPARC to invest $1bn – $5bn, subject to increase with SPARC’s board consent „ No underwriting fees „ No shareholder or other warrants outstanding „ Sponsor to fund working capital by purchasing 10-year convertible preferred stock covering 4.95% of the fully diluted shares of the post-business- combination company at a conversion price of $24 (net settlement only) (1) SPARC terms remain subject to SEC review of confidential filing to occur shortly (1) The SPARC Warrant distribution remains subject to SEC and stock exchange review, and will take place only once a registration statement has been declared effective by the SEC under the Securities Act of 1933. No assurance can be given that SPARC will be ultimately effectuated on the above outlined terms or at all. 26

What to Expect from PSTH „ Launch of Share Redemption Tender Offer Promptly „ Launch of Warrant Exchange Offer „ Closing of Share Redemption Tender Offer „ Closing of Warrant Exchange Offer August „ Distribution of 2/9th Tontine Warrants after the Closing of the Warrant Exchange Offer „ PSTH shareholders to receive SPARC Warrants Late August „ PSTH FPAs exercised prior to closing to Early September „ PSTH completes purchase of UMG Shares from Vivendi „ UMG files registration statement with SEC to enable UMG share distribution to PSTH Early October shareholders November to „ UMG shares to be distributed December 27What to Expect from PSTH „ Launch of Share Redemption Tender Offer Promptly „ Launch of Warrant Exchange Offer „ Closing of Share Redemption Tender Offer „ Closing of Warrant Exchange Offer August „ Distribution of 2/9th Tontine Warrants after the Closing of the Warrant Exchange Offer „ PSTH shareholders to receive SPARC Warrants Late August „ PSTH FPAs exercised prior to closing to Early September „ PSTH completes purchase of UMG Shares from Vivendi „ UMG files registration statement with SEC to enable UMG share distribution to PSTH Early October shareholders November to „ UMG shares to be distributed December 27

PSTH Investor Day: June 23, 2021 „ Pershing Square Tontine Holdings to host investor presentation on June 23 „ A 22-minute, live-streamed video presentation prepared by Universal Music Group for PSTH shareholders about the company will be available at 8:15 AM EDT here ▪ Live-stream available as a one-time viewing only for PSTH shareholders „ Pershing Square investment team to host investor presentation for the general public beginning at 9:00 AM EDT with a simulcast translation in French, Japanese, Mandarin, Cantonese, German, Italian, Spanish, Portuguese, Arabic, and Russian at www.PSTontine.com made possible by KUDO ▪ Please email any questions to IR@persq.com. We will endeavor to answer these questions during the presentation and the Q&A session to follow „ Following the presentation, investor materials and transcripts will be made available at www.PSTontine.com 28PSTH Investor Day: June 23, 2021 „ Pershing Square Tontine Holdings to host investor presentation on June 23 „ A 22-minute, live-streamed video presentation prepared by Universal Music Group for PSTH shareholders about the company will be available at 8:15 AM EDT here ▪ Live-stream available as a one-time viewing only for PSTH shareholders „ Pershing Square investment team to host investor presentation for the general public beginning at 9:00 AM EDT with a simulcast translation in French, Japanese, Mandarin, Cantonese, German, Italian, Spanish, Portuguese, Arabic, and Russian at www.PSTontine.com made possible by KUDO ▪ Please email any questions to IR@persq.com. We will endeavor to answer these questions during the presentation and the Q&A session to follow „ Following the presentation, investor materials and transcripts will be made available at www.PSTontine.com 28

Disclaimer Important Additional Information This presentation does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities. The proposed transactions described in this presentation have not yet commenced, may proceed on materially different terms and may not occur at all. This presentation is for informational purposes only. This presentation is not a recommendation to buy, sell or exchange any securities, and it isneither an offer to purchase nor a solicitation of an offer to sell securities. The Redemption Tender Offer and the Warrant Exchange Offer (together, the “Offers”) will only bemade pursuant to offers to purchase or exchange, letters of transmittal and related materials that w ill be filed w ith the applicable Schedule TO on the commencement date of each Offer. PSTH shareholders and w arrant holders should read those materials carefully because they will contain important information, including the varioust erms of, and conditions to, the Offers. PSTH shareholders and w arrant holders will be able to obtain free copies of those materials as w ell as the other documents that PSTH and SPARC w ill be filing w ith the SEC, w hich will contain important information about PSTH, SPARC, the Offers and the proposed Transactions, at the SEC’s w ebsite atwww.sec.gov. Forward-Looking Statements and Certain Risk Factors This presentation contains certain forward-looking statements within the meaning of the federal securities law s with respect to the proposed transactions, including statements regarding the benefits of the transactions and the anticipated timing of the proposed transactions, the services offered by UMG and the markets in w hich it operates. These forward-looking statements generally are identified by the w ords believe, project, expect, anticipate, estimate, intend, strategy, future, opportunity, plan, may, should, w ill, w ould, will be, w ill continue, will likely result, and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result,are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from thosedes cribed herein, w hich may adversely affect the price of PSTH’s securities, (ii) the risk that the proposed transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consu mmation of any aspect of the proposed transactions, (iv) the lack of a third party valuation in determining w hether or not to pursue the proposed transactions, (v)the occurrence of any event, change or other circumstance that could give rise to the proposed transactions not occurring, (vi) the effect of the announcement or pendencyof the proposed transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE or list on Nasdaq, (x) the priceof PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors,changes in law s and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities, (xii) the amount of PSTH shares redeemed by PSTH’s public shareholders in the Redemption Tender Offer or the number of w arrants exchanged and PSTH shares issued in the Warrant Exchange Offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, w henthey become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchangei mposing conditions that w ould prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks andunc ertainties described in the “Risk Factors” section of the registration statements for the distribution of the UMG shares and the SPARC rights offering that w ill be filed w ith the SEC in respect of the proposed transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forw ard-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherw ise. PSTH does not give any assurance that PSTH w ill achieve its expectations or that the proposed transactions will occur at all. The inclusion of any statement in this presentation does not constitute an admission by PSTH or any other person that the events or circumstancesdes cribed in such statement are material. 29Disclaimer Important Additional Information This presentation does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities. The proposed transactions described in this presentation have not yet commenced, may proceed on materially different terms and may not occur at all. This presentation is for informational purposes only. This presentation is not a recommendation to buy, sell or exchange any securities, and it isneither an offer to purchase nor a solicitation of an offer to sell securities. The Redemption Tender Offer and the Warrant Exchange Offer (together, the “Offers”) will only bemade pursuant to offers to purchase or exchange, letters of transmittal and related materials that w ill be filed w ith the applicable Schedule TO on the commencement date of each Offer. PSTH shareholders and w arrant holders should read those materials carefully because they will contain important information, including the varioust erms of, and conditions to, the Offers. PSTH shareholders and w arrant holders will be able to obtain free copies of those materials as w ell as the other documents that PSTH and SPARC w ill be filing w ith the SEC, w hich will contain important information about PSTH, SPARC, the Offers and the proposed Transactions, at the SEC’s w ebsite atwww.sec.gov. Forward-Looking Statements and Certain Risk Factors This presentation contains certain forward-looking statements within the meaning of the federal securities law s with respect to the proposed transactions, including statements regarding the benefits of the transactions and the anticipated timing of the proposed transactions, the services offered by UMG and the markets in w hich it operates. These forward-looking statements generally are identified by the w ords believe, project, expect, anticipate, estimate, intend, strategy, future, opportunity, plan, may, should, w ill, w ould, will be, w ill continue, will likely result, and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result,are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, or may be completed on terms materially different from thosedes cribed herein, w hich may adversely affect the price of PSTH’s securities, (ii) the risk that the proposed transactions may not be completed by PSTH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by PSTH, (iii) the failure to satisfy the conditions to the consu mmation of any aspect of the proposed transactions, (iv) the lack of a third party valuation in determining w hether or not to pursue the proposed transactions, (v)the occurrence of any event, change or other circumstance that could give rise to the proposed transactions not occurring, (vi) the effect of the announcement or pendencyof the proposed transactions on UMG’s business relationships, performance, and business generally, (vii) the outcome of any legal proceedings that may be instituted against PSTH, SPARC, Vivendi, UMG or their respective directors or officers related announcement of the proposed transactions, (viii) the amount of the costs, fees, expenses and other charges related to the proposed transactions, (ix) the ability to maintain the listing of PSTH’s securities on NYSE or list on Nasdaq, (x) the priceof PSTH’s securities may be volatile due to a variety of factors which may also include changes in UMG’s business and operations and in performance across its competitors,changes in law s and regulations affecting UMG’s business and changes in its capital structure as a result of the proposed transactions and its contemplated public listing, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities, (xii) the amount of PSTH shares redeemed by PSTH’s public shareholders in the Redemption Tender Offer or the number of w arrants exchanged and PSTH shares issued in the Warrant Exchange Offer, (xiii) possible variances between the historical financial information UMG presents and its future financial statements, w henthey become available, (xiv) potential material differences between the terms of SPARC described herein and those ultimately offered to investors or the SEC failing to declare the registration statement in respect of SPARC’s securities effective or the NYSE or Nasdaq listing the securities or either the SEC or the applicable stock exchangei mposing conditions that w ould prevent SPARC from operating in the manner intended and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks andunc ertainties described in the “Risk Factors” section of the registration statements for the distribution of the UMG shares and the SPARC rights offering that w ill be filed w ith the SEC in respect of the proposed transactions. Those filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forw ard-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PSTH assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherw ise. PSTH does not give any assurance that PSTH w ill achieve its expectations or that the proposed transactions will occur at all. The inclusion of any statement in this presentation does not constitute an admission by PSTH or any other person that the events or circumstancesdes cribed in such statement are material. 29

Exhibit 99.3

Pershing Square Tontine Holdings, Ltd. Provides Summary of the Transactions Slide Presentation

June 20, 2021 05:05 PM Eastern Daylight Time

New York — Pershing Square Tontine Holdings, Ltd. (NYSE:PSTH) today released a presentation on its website that further describes the transactions announced earlier today. The presentation can be found here.

About Pershing Square Tontine Holdings, Ltd.

Pershing Square Tontine Holdings, Ltd., a Delaware corporation, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a private company. PSTH is sponsored by Pershing Square TH Sponsor, LLC (the “Sponsor”), an affiliate of Pershing Square Capital Management, L.P., a registered investment advisor with approximately $14 billion of assets under management. www.PSTontine.com

Media Contact:

Fran McGill

212-909-2455

McGill@persq.com